Exhibit 99.1

FCHL to Effect Share Consolidation on March 23, 2026

SINGAPORE, March 18, 2026 (GLOBE NEWSWIRE) — Fitness Champs Holdings Limited (“Fitness Champs Holdings”, “FCHL” or the “Company”) (NASDAQ: FCHL), a distinguished aquatic sports education provider in Singapore, today announced that the Company’s board of directors approved on February 12, 2026 that the authorized, issued, and outstanding shares of the Company be consolidated on a 15 for 1 ratio with the marketplace effective date of March 23, 2026.

The objective of the share consolidation is to enable the Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain its listing on Nasdaq.

Beginning with the opening of trading on March 23, 2026, the Company’s Class A ordinary shares will trade on the Nasdaq Capital Market on a split-adjusted basis, under the same symbol “FCHL” but under a new CUSIP number, G3580P208.

As a result of the share consolidation, each 15 ordinary shares outstanding will automatically combine and convert to one issued and outstanding ordinary share without any action on the part of the shareholders. No fractional shares will be issued to any shareholders in connection with the share consolidation, and each shareholder will be entitled to receive one share of the Company in lieu of the fractional share of that class that would have resulted from the share consolidation.

The shares of the Company were re-designated and re-classified such that the currently authorized share capital of the Company shall be re-classified and re-designated from (i) US$500,000 divided into 100,000,000,000 shares of a nominal or par value of US$0.000005 each to (ii) US$500,000 divided into (a) 80,000,000,000 class A ordinary shares of a nominal or par value of US$0.000005 each, (b) 10,000,000,000 class B ordinary shares of a nominal or par value of US$0.000005 each, and (c) 10,000,000,000 preferred shares of a nominal or par value of US$0.000005 each, by the re-designation and re-classification of (x) 79,991,707,850 unissued shares of a nominal or par value of US$0.000005 each into 79,991,707,850 unissued Class A ordinary shares of a nominal or par value of US$0.000005 each, (y) 9,991,292,150 unissued shares of a nominal or par value of US$0.000005 each into 9,991,292,150 unissued Class B ordinary shares of a nominal or par value of US$0.000005 each, and (z) 10,000,000,000 unissued shares of a nominal or par value of US$0.000005 each into 10,000,000,000 unissued Preferred Shares of a nominal or par value of US$0.000005 each, and the currently issued 17,000,000 shares of a nominal or par value of US$0.000005 each in the Company be and are re-designated and re-classified into 8,292,150 Class A ordinary shares of a nominal or par value of US$0.000005 each with 1 vote per share, 8,707,850 Class B ordinary shares of a nominal or par value of US$0.000005 each with 50 votes per share and 0 preferred shares of a nominal or par value of US$0.000005 each, on a one for one basis.

About Fitness Champs Holdings Limited

Fitness Champs Holdings Limited is a distinguished aquatic sports education provider, offering general swimming lessons to children and adults, with ladies-only swimming lessons available, as well as aquatic sports classes such as water polo, competitive swimming and lifesaving. The Company is one of the largest providers of swimming lessons to children enrolled in public schools under the Ministry of Education of Singapore in Singapore through the SwimSafer program, and has been offering private swimming lessons to children, youths and adults under its brand “Fitness Champs” since 2012. The Company aims to make swimming an enjoyable and affordable sport for children and adults, for water safety and as a way of keeping fit and healthy. Fitness Champs also plans to grow into a diversified sports education provider by expanding its offerings to include other sports such as pickleball. For more information, please visit the Company’s website at https://ir.fitnesschamps.sg/.

For investor and media inquiries, please contact:

Email: ir@fitnesschampsaquatics.com